================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)
                             -----------------------

                              INLAND RESOURCES INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)

                                    90336P100
                                 (CUSIP Number)

                                 STEVEN R. KAMEN
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                            TEL. NO.: (212) 888-5500
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 AUGUST 2, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

Cusip No. 90336P100                                                 Page 2 of 16
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Hampton Investments LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      2,318,186
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        2,318,186
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,318,186
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  80%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

Cusip No. 90336P100                                                 Page 3 of 16
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  JWA Investments IV LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      2,318,186
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        2,318,186
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,318,186
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  80%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

Cusip No. 90336P100                                                 Page 4 of 16
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John W. Adams
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      2,318,186
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        2,318,186
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,318,186
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  80%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

Cusip No. 90336P100                                                 Page 5 of 16
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Pengo Industries Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

Cusip No. 90336P100                                                 Page 6 of 16
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Pengo Securities Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

Cusip No. 90336P100                                                 Page 7 of 16
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Randall D. Smith
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

Cusip No. 90336P100                                                 Page 8 of 16
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jeffrey A. Smith
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

Cusip No. 90336P100                                                 Page 9 of 16

                        AMENDMENT NO. 11 TO SCHEDULE 13D
                        --------------------------------

                  This Amendment No. 11 (this "Amendment 11") to Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Common Stock"), of Inland Resources Inc. (the "Company"). This Amendment No. 11 is being filed by Hampton Investments LLC, a Delaware limited liability company ("Hampton Investments"), JWA Investments IV LLC, a Delaware limited liability company ("JWA Investments"), John W. Adams (together with Hampton Investments and JWA Investments, the "Reporting Persons"), Pengo Industries, Inc. ("Pengo Industries"), Pengo Securities Corp. ("Pengo Securities"), Randall D. Smith ("RDS") and Jeffrey A. Smith ("JAS," and, together with Pengo Industries, Pengo Securities and RDS, the "Former Stockholders"), and amends Amendment No. 10, which was filed on March 23, 2001 by Hampton Investments, John W. Adams and the Former Stockholders.

Item 2.           Identity and Background.

                  Item 2 is hereby amended and restated in its entirety as follows:

                  (a) - (c)

                  HAMPTON INVESTMENTS

                  Hampton Investments is a Delaware limited liability company, formed primarily for the purpose of holding common stock in the Company. The principal business address of Hampton Investments, which also serves as its principal office, is 885 Third Avenue, 34th Floor, New York, New York 10022. Pursuant to Instruction C of Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to JWA Investments, the managing member of Hampton Investments, is set forth below.

                  JWA INVESTMENTS

                  JWA Investments is a Delaware limited liability company, the principal business of which is serving as the managing member of Hampton Investments. The principal business address of JWA Investments, which also serves as its principal office, is 885 Third Avenue, 34th Floor, New York, New York 10022. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address and present principal occupation or employment of each officer of JWA Investments is as follows:

--------------------------------------------------------------------------------
NAME                       BUSINESS ADDRESS          PRINCIPAL OCCUPATION
                                                     OR EMPLOYMENT
--------------------------------------------------------------------------------
John W. Adams,             885 Third Avenue          President, Smith Management
President                  34th Floor
                           New York, NY 10022
--------------------------------------------------------------------------------

Cusip No. 90336P100                                                Page 10 of 16

--------------------------------------------------------------------------------
NAME                       BUSINESS ADDRESS          PRINCIPAL OCCUPATION
                                                     OR EMPLOYMENT
--------------------------------------------------------------------------------
Bruce Schnelwar,           885 Third Avenue          Executive Vice President,
Executive Vice President   34th Floor                Smith Management
                           New York, NY 10022
--------------------------------------------------------------------------------
Steven R. Kamen,           885 Third Avenue          Senior Vice President and
Senior Vice President      34th Floor                General Counsel, Smith
and Secretary              New York, NY 10022        Management
--------------------------------------------------------------------------------
Susan O'Donovan,           885 Third Avenue          Vice President, Smith
Vice President and         34th Floor                Management
Treasurer                  New York, NY 10022
--------------------------------------------------------------------------------
James Healy,               885 Third Avenue          Vice President, Smith
Vice President             34th Floor                Management
                           New York, NY 10022
--------------------------------------------------------------------------------

                  JOHN W. ADAMS

                  Mr. Adams is the sole member and President of JWA Investments. His principal business address is 885 Third Avenue, 34th Floor, New York, New York 10022. Mr. Adams' principal occupation is President of Smith Management.

                  PENGO SECURITIES CORP.

                  Pengo Securities is a New York corporation having its principal business address at 885 Third Avenue, 34th Floor, New York, New York 10022. Pengo Securities' principal business is making investments.

                  PENGO INDUSTRIES, INC.

                  Pengo Industries is a Texas corporation having its principal business address at 885 Third Avenue, 34th Floor, New York, New York 10022. Pengo Industries' principal business is acting as a holding company.

                  RANDALL D. SMITH.

                  Mr. Randall Smith has his principal business address at 885 Third Avenue, 34th Floor, New York, New York 10022. Mr. Randall Smith's principal occupation is being an investor.

                  JEFFREY A. SMITH.

                  Mr. Jeffrey Smith's business address is 885 Third Avenue, 34th Floor, New York, New York 10022. Mr. Jeffrey Smith's principal employment is Executive Vice President of Smith Management.

                  Effective as of August 2, 2001, pursuant to the Contribution Agreement, as more fully described in Item 3 below, the Former Stockholders transferred all of their Common Stock and are no longer reporting persons.

Cusip No. 90336P100                                                Page 11 of 16

                  (d)      None of the entities or persons identified in this
Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e)      None of the entities or persons identified in this
Item 2, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration

                  Item 3 is hereby amended by the addition of the following:

                  Pursuant to a Contribution Agreement (the "Contribution Agreement"), dated as of August 2, 2001, by and among Park Hampton Holdings LLC ("Hampton Holdings"), Pengo Securities, Smith Energy Partnership ("SEP"), RDS, JAS, Arthur J. Pasmas, Thomas J. Trzanowski (the five individuals collectively, the "Smith Individuals") and Hampton Investments, Pengo Securities, SEP and the Smith Individuals contributed all of their shares of Common Stock to Hampton Investments in exchange for membership interests in Hampton Investments, and Hampton Holdings contributed $1,000 to Hampton Investments in exchange for a membership interest in Hampton Investments. The foregoing description of the Contribution Agreement is qualified in its entirety by the specific terms of such Agreement, which is filed as an Exhibit hereto and incorporated herein by reference.

                  Pursuant to a Common Stock Purchase Agreement (the "Common Stock Purchase Agreement"), dated as of August 2, 2001, by and between Inland Holdings, LLC ("Inland Holdings") and Hampton Investments, Hampton Investments purchased an aggregate of 1,455,390 shares of Common Stock from Inland Holdings for $1,000. Hampton Investments obtained the $1,000 purchase price from its internal funds. The foregoing description of the Common Stock Purchase Agreement is qualified in its entirety by the specific terms of such Agreement, which is filed as an Exhibit hereto and incorporated herein by reference.

Item 4.           Purpose of Transaction.

                  Item 4 is hereby amended and restated in its entirety as follows:

                  On August 2, 2001, Hampton Investments acquired shares of Common Stock pursuant to the Contribution Agreement and the Common Stock Purchase Agreement. The information set forth in Item 3 is incorporated herein by reference. In connection therewith, certain other transactions occurred, which are described below (the "Transactions").

                  Pursuant to a Series E Preferred Stock Purchase Agreement (the "Series E Preferred Stock Purchase Agreement"), dated as of August 2, 2001, by and between

Cusip No. 90336P100                                                Page 12 of 16

Hampton Investments and Inland Holdings, Hampton Investments sold its 121,973 shares of Series E Preferred Stock to Inland Holdings for $2,000,000. The foregoing description of the Series E Preferred Stock Purchase Agreement is qualified in its entirety by the specific terms of such Agreement, which is filed as an Exhibit hereto and incorporated herein by reference.

                  Hampton Investments, Arthur J. Pasmas, Bruce Schnelwar and Thomas J. Trzanowski entered into a Termination Agreement (the "Hampton Termination Agreement") with the Company, dated as of August 2, 2001, pursuant to which all warrants, rights and options to purchase Common Stock held by Hampton Investments and its affiliates were terminated. The foregoing description of the Hampton Termination Agreement is qualified in its entirety by the specific terms of such Agreement, which is filed as an Exhibit hereto and incorporated herein by reference.

                  Pursuant to an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), dated as of August 2, 2001, by and among Inland Holdings, the Company and Hampton Investments, the Company granted certain demand and piggyback registration rights to Hampton Investments and Inland Holdings in respect of Common Stock held by them. The foregoing description of the Registration Rights Agreement is qualified in its entirety by the specific terms of such Agreement, which is filed as an Exhibit hereto and incorporated herein by reference.

                  The Company, Inland Holdings and Hampton Investments entered into an Amended and Restated Shareholders Agreement (the "Shareholders Agreement"), dated as of August 2, 2001, providing for, among other things: (i) certain restrictions on the transfer of the Common Stock; (ii) certain "tag-along" rights for the benefit of Inland Holdings and its affiliates; (iii) certain "drag-along" rights in favor of Hampton Investments; (iv) the preemptive rights described below; and (v) the Board representation rights described below.

                  Subject to certain exceptions, under the Shareholders Agreement, each of Inland Holdings and Hampton Investments has been granted the right to purchase its pro rata share of any capital stock of the Company which the Company proposes to sell and issue in the future. The preemptive rights granted to Inland Holdings will terminate at such time that (i) Inland Holdings and its affiliate transferees collectively own less than 50% of the Common Stock held by them as of the date of the Shareholders Agreement or (ii) as a result of the failure by Inland Holdings and its affiliate transferees on one or more occasions to exercise their preemptive rights, and/or the transfer by them of the Common Stock held by them as of the date of the Shareholders Agreement, Inland Holdings and its affiliates collectively own shares of Common Stock constituting less than 4% of the Common Stock then outstanding.

                  Pursuant to the Shareholders Agreement, Inland Holdings and Hampton Investments and their respective affiliates agree to vote to ensure that
(i) the Company and Subsidiary Boards each consist of six members, subject to certain exceptions, (ii) as long as Hampton Investments and its affiliates hold at least a majority of the Common Stock of the Company, Hampton Investments and its affiliates have the right to appoint at least two members to each of the respective Boards of Directors of the Company and each of its subsidiaaries (the "Company and Subsidiary Boards") or, if greater, at least one third of the members of each such Board, and (iii) as long as the provisions in the

Cusip No. 90336P100                                                Page 13 of 16

Exchange and Note Issuance Agreement (defined below) relating to board representation, as described below, are applicable, the Requisite Holders (defined below) have the right to have one or more individuals designated for election to, and be elected to, the Company and Subsidiary Boards as provided in such provisions.

                  The Shareholders Agreement provides that only members of the Company and Subsidiary Boards who are not employees, affiliates, or employees of affiliates of Hampton Investments or Inland Holdings are entitled to receive compensation at such levels as the Company and Subsidiary Boards may determine from time to time. Pursuant to such Agreement, any member of the Company and Subsidiary Boards designated by the Requisite Holders shall be entitled to receive reimbursement of reasonable travel and other expenses at a level not less than that received by other members of such Boards. Hampton Investments has the right to have the director designated by it, and Inland Holdings has the right to have the director or observer(s) designated by the Requisite Holders, to be appointed to all committees established by the Company or its subsidiaries, including, without limitation, the audit committee.

                  The Shareholders Agreement will terminate when (i) Common Stock is no longer held by Hampton Investments, Inland Holdings or their respective affiliates and (ii) no TCW Sub Notes (defined below) are outstanding.

                  The foregoing description of the Shareholders Agreement is only a summary thereof and is qualified in its entirety by the specific terms of such Agreement, which is filed as an Exhibit hereto and incorporated herein by reference.

                  As described above, pursuant to the Shareholders Agreement, Inland Holdings and Hampton Investments and their respective affiliates have agreed to vote to ensure that the Requisite Holders of the TCW Sub Notes have the following board representation rights. Pursuant to an Exchange and Note Issuance Agreement (the "Exchange and Note Issuance Agreement"), dated as of August 2, 2001, by and among the Company, Inland Production Company and Inland Holdings, the holders (the "Requisite Holders") of 51% of the aggregate principal amount of subordinated notes of the Company issued thereunder (the "TCW Sub Notes") have the right to designate either (A) one member and one observer to each of the Company and Subsidiary Boards or (B) up to two observers to each of the Company and Subsidiary Boards. Any person so designated that becomes a member of any such Board will have a term that automatically expires at such time as the TCW Sub Notes are repaid in full. In addition, for every two calendar quarters in which interest on the TCW Sub Notes is not paid in full, the Requisite Holders have the right to designate an additional director to each of the Company and Subsidiary Boards, not to exceed a total of four directors for each such Board that is comprised of not greater than six members. Any person so designated that becomes a member of any such Board will have a term that automatically expires at such time as the unpaid interest is paid in full. The Exchange and Note Issuance Agreement also provides that upon the occurrence and continuation of specified events of default thereunder, the Requisite Holders have the right to designate an additional director to each of the Company and Subsidiary Boards for each 90 day period after the occurrence of such event of default until cured, not to exceed a total of four directors for each such Board that is comprised of not greater than six members. Any person so designated that becomes a member of any such Board will have a term that automatically expires upon the date such event of default is cured. In connection with these rights to cause a director to be designated to the Company and Subsidiary Boards, the Company amended its bylaws to provide that such designated directors have a term that will automatically expire as provided in the Exchange and Note Issuance Agreement.

Cusip No. 90336P100                                                Page 14 of 16

                  The foregoing description of the Exchange and Note Issuance Agreement is qualified in its entirety by the specific terms of such Agreement, which is filed as an Exhibit hereto and incorporated herein by reference.

                  In connection with the Transactions, subject to compliance with Rule 14f-1 under the Exchange Act, Arthur J. Pasmas, Steven R. Kamen and Dewey Stringer III were designated as directors of the Company and Subsidiary Boards, and Mr. Pasmas was named Chairman of such Boards.

                  All of the shares of Common Stock owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons intend to review their investments in the Company on a continuing basis and will take such actions as they deem appropriate to preserve and enhance the value of their investments. Depending upon their evaluation of a variety of factors and future developments (including, without limitation, the Company's business and prospects, market prices of the Common Stock, availability and alternative uses of funds, as well as general and economic conditions), the Reporting Persons reserve the right to acquire additional shares of Common Stock, as well as other securities of the Company, to dispose of some or all of their shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company to the extent they deems advisable.

                  Except as set forth above, none of the Reporting Persons have any present plans or proposals which relate to or would result in any matter of the type described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) The 2,318,186 shares of Common Stock owned by Hampton Investments, constituting approximately 80% (based on the Company's having 2,897,732 issued and outstanding shares of Common Stock as of May 9, 2001, as reported on the Company's Form 10-Q filed on May 15, 2001) of the outstanding shares of Common Stock, may be deemed to be beneficially owned by JWA Investments, and may also be deemed to be beneficially owned by John W. Adams, as sole member of JWA Investments.

                  (b) Hampton Investments has the sole power to vote or to direct the vote or to dispose or to direct such disposition of the shares of Common Stock reported in Item 5(a) above. JWA Investments, as the managing member of Hampton Investments, has the sole power to vote or to direct the vote or to dispose or to direct the disposition of such shares. John W. Adams, as the sole member of JWA Investments, has the sole power to vote or to direct the vote or to dispose or to direct the disposition of such shares.

         2. Pursuant to the Contribution Agreement, Pengo Securities, SEP and the Smith Individuals contributed their 572,709 shares of Common Stock to Hampton Investments in exchange for membership interests in Hampton Investments. Pursuant to the Common Stock Purchase Agreement, Hampton Investments purchased

Cusip No. 90336P100                                                Page 15 of 16

from Inland Holdings 1,455,390 shares of Common Stock for an aggregate price of $1,000. Pursuant to the Series E Preferred Stock Purchase Agreement, Hampton Investments sold its 121,973 shares of Series E Preferred Stock to Inland Holdings for an aggregate price of $2,000,000. Except for the foregoing, there have been no transactions by the Reporting Persons or the Former Stockholders in the Common Stock during the 60 days prior to the filing of this report.

                  (d)      Not applicable.

                  (e) As described in Item 3 above, on August 2, 2001, the Former Stockholders ceased to be beneficial owners of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 is hereby amended and restated in its entirety as follows:

                  Reference is made to Items 3 and 4 of this Amendment 11 for a description of the contracts entered into in connection with the Transactions, which description is incorporated herein by reference.

                  Except for the agreements and documents described in or attached to this Schedule 13D as Exhibits, and the other agreements and documents previously filed as Exhibits pursuant to Item 7 below, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among any of the Reporting Persons and the Former Stockholders or between any of the Reporting Persons and the Former Stockholders and any person with respect to any securities of the Company.

Item 7.           Material to be Filed as Exhibits.

                  The summaries of the transactions and agreements in this Schedule are not intended to be complete and are qualified in their entirety by reference to the Exhibits hereto which are incorporated herein by reference.

         (1)      Contribution Agreement

         (2)      Common Stock Purchase Agreement

         (3)      Series E Preferred Stock Purchase Agreement

         (4)      Hampton Termination Agreement

         (5)      Exchange and Note Issuance Agreement

         (6)      Registration Rights Agreement

         (7)      Shareholders Agreement

         (8) Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act

                                   SIGNATURES

                  After reasonable inquiry and to the best of such person's or entity's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 2, 2001.


                                   HAMPTON INVESTMENTS LLC

                                   By:  JWA INVESTMENTS IV LLC, its
                                        managing member


                                   By:  /s/ Steven R. Kamen
                                        ---------------------------------------
                                        Name:   Steven R. Kamen
                                        Title:  Senior Vice President


                                   JWA INVESTMENTS IV LLC


                                   By:  /s/ Steven R. Kamen
                                        ---------------------------------------
                                        Name:   Steven R. Kamen
                                        Title:  Senior Vice President


                                   /s/ John W. Adams
                                   --------------------------------------------
                                   John W. Adams


                                   PENGO INDUSTRIES, INC.


                                   By:  /s/ Steven R. Kamen
                                        ---------------------------------------
                                        Name:   Steven R. Kamen
                                        Title:  Senior Vice President


                                   PENGO SECURITIES CORP.


                                   By:  /s/ Steven R. Kamen
                                        ---------------------------------------
                                        Name:   Steven R. Kamen
                                        Title:  Senior Vice President


                                   /s/ Randall D. Smith
                                   --------------------------------------------
                                   Randall D. Smith


                                   /s/ Jeffrey A. Smith
                                   --------------------------------------------
                                   Jeffrey A. Smith